EXHIBIT 99.1

Portage Biotech Reports Fiscal Year-Ended March 31, 2024 Financial Results and Business Update

  Exploration and evaluation of strategic alternatives continue
  Pausing patient enrollment in the ADPORT-601 clinical trial (adenosine 2A and 2B inhibitors)
  Discontinuing the iNKT clinical trial for PORT-2

WESTPORT, Conn., Aug. 15, 2024 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (“Portage” or the “Company”) (NASDAQ: PRTG), a clinical-stage immuno-oncology company with a portfolio of novel multi-targeted therapies for use as monotherapy and in combination, today announced its financial results for the fiscal year ended March 31, 2024.

“After reviewing Portage’s funding requirements, which necessitated discontinuing the clinical development of its iNKT program and pausing patient enrollment in the ADPORT-601 clinical trial of PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor), we continue to explore strategic alternatives. These may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings (both in and out of court), a company wind down, further financing efforts, or other strategic actions,” said Dr. Ian Walters, Chief Executive Officer and Chairman of Portage.

Financial Results from Year Ended March 31, 2024

The Company incurred a net loss of approximately $75.4 million during the fiscal year ended March 31, 2024 (“Fiscal 2024”), which includes approximately $60.6 million of net non-cash expenses. This compares to a net loss of approximately $104.7 million during the fiscal year ended March 31, 2023 (“Fiscal 2023”), reflecting a decrease in net loss of $29.3 million year-over-year. The decrease was primarily due to lower non-cash losses on impairment related to the Company’s identifiable intangible assets, goodwill, and certain investments and convertible note receivable.

Operating expenses, which include research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $18.2 million in Fiscal 2024, compared to $16.6 million in Fiscal 2023, an increase of $1.6 million. This increase was primarily due to additional clinical development costs related to the PORT-6 clinical trial and the iNKT clinical trial for PORT-2, prior to discontinuing the Company’s iNKT trial and pausing further enrollment in the ADPORT-601 clinical trial of PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor).

R&D costs increased by approximately $3.8 million, or about 44%, from approximately $8.7 million in Fiscal 2023 to approximately $12.5 million in Fiscal 2024. The increase was primarily attributable to clinical trial costs (principally CRO-related), which increased by approximately $2.5 million, from $2.7 million in Fiscal 2023 to $5.2 million in Fiscal 2024, as activities ramped up until the Company decided to discontinue its iNKT trial and pause patient enrollment in its ADPORT adenosine trial in the third and fourth quarters of Fiscal 2024, respectively. Manufacturing-related costs increased by $1.0 million, from $0.8 million in Fiscal 2023 to $1.8 million in Fiscal 2024, related to the iNKT and adenosine clinical trials. Payroll-related expenses decreased by $0.3 million from $1.9 million in Fiscal 2023 to $1.6 million in Fiscal 2024; the increases in salaries effective January 2023 were more than offset by the fact that no annual bonuses were incurred in Fiscal 2024. R&D non-cash share-based compensation expense decreased by $0.8 million, from $2.2 million in Fiscal 2023 to $1.4 million in Fiscal 2024. This decrease was due to the continued vesting of options granted in prior years, as well as recent grants having a lower grant date fair value. Additionally, in Fiscal 2024, the Company incurred a milestone payment of $0.5 million for dosing its first adenosine patient, an increase in consulting fees of approximately $0.4 million from $0.4 million in Fiscal 2023 to $0.8 million in Fiscal 2024 to reflect the increase in activity year-over-year, and finally, $0.5 million in fees paid with respect to the transition of the iNKT study, prior to discontinuing the study in Fiscal 2024.

G&A expenses decreased by approximately $2.2 million, or about 28%, from approximately $7.9 million in Fiscal 2023 to approximately $5.7 million in Fiscal 2024. Professional fees decreased by $0.7 million, to $2.3 million in Fiscal 2024, compared to $3.0 million in Fiscal 2023, primarily due to legal fees associated with the Tarus acquisition and other regulatory filings in Fiscal 2023. Additionally, G&A non-cash share-based compensation expense decreased by $0.8 million, from $2.0 million in Fiscal 2023 to $1.2 million in Fiscal 2024. This decrease was attributable to the vesting of certain stock options granted in prior years and the lower fair value of more recent grants. Insurance expense decreased by $0.5 million, from $1.2 million in Fiscal 2023 to $0.7 million in Fiscal 2024, due to a decrease in the D&O premium year-over-year resulting from changes in the insurance markets. Directors’ fees decreased by $0.1 million in Fiscal 2024, compared to Fiscal 2023, as certain directors waived their fees for the quarter ended March 31, 2024. Finally, payroll-related expenses decreased by $0.1 million from $1.0 million in Fiscal 2023 to $0.9 million in Fiscal 2024; the increase in annual salaries effectuated in January 2023 was slightly more than offset by the fact that there were no annual bonuses incurred in Fiscal 2024.

The Company’s other pre-tax items of income and expense were substantially non-cash in nature, aggregating approximately $67.7 million in net expenses for Fiscal 2024, compared to approximately $105.9 million in net expenses for Fiscal 2023. The net losses in each year were attributed to impairments of intangible assets. The impairment in Fiscal 2024 represented the full impairment of the carrying value of in-process research and development of $57.9 million for iOx and $23.6 million for Tarus, as well as a $1.0 million loss on the impairment of the Company’s investment in Stimunity and the Stimunity convertible note. These expenses were partially offset by the non-cash gains from the decrease in the fair value of the deferred purchase price payable to the former Tarus shareholders and the deferred obligation for the iOx milestone, totaling $11.3 million.

The Company recognized a $0.7 million gain on the sale of Intensity shares, accounted for under fair value through other comprehensive income (FVOCI), which had a carrying value of $2.1 million and a $2.4 million loss during Fiscal 2024 from the Company’s equity financing in October 2023, representing the excess of the fair value of certain warrants over the net proceeds. Additionally, a $6.9 million non-cash gain was recognized from the change in the fair value of certain warrants accounted for as liabilities issued in connection with this equity offering.

Additionally, the Company recognized a non-cash net deferred income tax benefit of $10.5 million in Fiscal 2024, compared to a non-cash net deferred income tax benefit of $17.9 million in Fiscal 2023, a year-over-year change of $7.4 million. This benefit was primarily attributable to the tax effect of the non-cash impairment loss on IPR&D for iOx, partially offset by the derecognition of previously recognized losses.

As of March 31, 2024, the Company had cash and cash equivalents of approximately $5.0 million and total current liabilities of approximately $2.9 million.

About Portage Biotech Inc.

Portage is a clinical-stage immuno-oncology company advancing multi-targeted therapies to extend survival and significantly improve the lives of patients with cancer. The Company has made the decision to discontinue its sponsored trial for its the invariant natural killer T-cell (iNKT) program and pause patient enrollment to its sponsored adenosine trial program (ADPORT-601 trial) for its potentially best-in-class adenosine antagonists PORT-6 (adenosine 2A inhibitor) and PORT-7 (adenosine 2B inhibitor). The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
All statements in this news release, other than statements of historical facts, including without limitation, statements regarding about the Company’s information that are forward-looking in nature and, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates," “will,” “may,” “plan,” “potential,” “continue,” or similar expressions or variations on such expressions are forward-looking statements. For example, statements regarding the Company's plans to continue exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings (both in and out of court), a company wind down, further financing efforts, or other strategic actions, are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but are not limited to: the Company's plans and ability to develop and commercialize product candidates and the timing of these development programs; the Company's clinical development of its product candidates, including the results of current and future clinical trials; the benefits and risks of the Company's product candidates as compared to others; the Company's maintenance and establishment of intellectual property rights in its product candidates; the Company's ability to obtain financing in the future to cover its operational costs and progress its plans for clinical development, its estimates regarding its capital requirements, and its ability to continue as a going concern; the Company’s estimates of future revenues and profitability; the Company's estimates of the size of the potential markets for its product candidates; its selection and licensing of product candidates; and other factors set forth in “Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:
Investor Relations:
ir@portagebiotech.com

Media Relations:
media@portagebiotech.com

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PORTAGE BIOTECH INC. Consolidated Statements of Operations and Other Comprehensive Income (Loss) (U.S. Dollars in thousands, except per share amounts)
	Years Ended March 31,
	2024	2023	2022
Expenses
Research and development	$12,535	$8,674	$6,769
General and administrative expenses	5,664	7,901	8,819
Loss from operations	(18,199)	(16,575)	(15,588)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	11,305	2,711	–
Loss on Registered Direct Offering	(2,432)	–	–
Offering costs	(662)	–	–
Change in fair value of warrant liability	6,868	33	852
Impairment loss - iOx IPR&D	(57,890)	(59,320)	–
Impairment loss - Tarus IPR&D	(23,615)	(4,585)	–
Impairment loss - Goodwill	–	(43,862)	–
Impairment loss - Stimunity	(1,002)	(818)	–
Impairment loss - Saugatuck	(178)	–	–
Commitment fee under Committed Purchase Agreement	(839)	–	–
Share of loss in associate accounted for using equity method	(233)	(260)	(62)
Gain on dissolution of investment in associate	27	–	–
Gain from sale of investment in public company	725	–	–
Foreign exchange transaction gain (loss)	7	(53)	24
Depreciation expense	(54)	(1)	–
Interest income	274	217	–
Interest expense	(32)	(9)	(43)
Loss before provision for income taxes	(85,930)	(122,522)	(14,817)
Income tax benefit (expense)	10,548	17,856	(4,352)
Net loss	(75,382)	(104,666)	(19,169)
Other comprehensive income (loss)
Net unrealized loss on investments	(38)	(5,283)	–
Total comprehensive loss for year	$(75,420)	$(109,949)	$(19,169)

Net loss attributable to:
Owners of the Company	$(75,339)	$(104,611)	$(16,870)
Non-controlling interest	(43)	(55)	(2,299)
Net loss	$(75,382)	$(104,666)	$(19,169)

Comprehensive loss attributable to:
Owners of the Company	$(75,377)	$(109,894)	$(16,870)
Non-controlling interest	(43)	(55)	(2,299)
Total comprehensive loss for year	$(75,420)	$(109,949)	$(19,169)

Loss per share
Basic and diluted	$(3.89)	$(6.49)	$(1.29)

Weighted average shares outstanding
Basic and diluted	19,343	16,119	13,060

PORTAGE BIOTECH INC. Consolidated Statements of Financial Position (U.S. Dollars in thousands)
	March 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$5,028	$10,545
Prepaid expenses and other receivables	2,667	2,689
Convertible note receivable	–	442
Total current assets	7,695	13,676
Non-current assets
Investment in associate	–	806
Investment in public company	–	2,087
In-process research and development	–	81,683
Deferred commitment fee, net of amortization of $900 and $61, respectively	–	839
Right to use asset	35	–
Other assets, including equipment, net	49	38
Total non-current assets	84	85,453
Total assets	$7,779	$99,129

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$2,836	$1,865
Lease liability - current, including interest	40	–
Other current liabilities	3	–
Total current liabilities	2,879	1,865
Non-current liabilities
Lease liability - non-current	7	–
Warrant liability	1,564	–
Deferred tax liability	–	10,564
Deferred purchase price payable - Tarus	–	7,179
Deferred obligation - iOx milestone	–	4,126
Total non-current liabilities	1,571	21,869
Total liabilities	4,450	23,734

Shareholders’ Equity
Capital stock	219,499	218,782
Stock option reserve	23,841	21,204
Accumulated other comprehensive loss	–	(4,325)
Accumulated deficit	(239,318)	(159,616)
Total equity attributable to owners of the Company	4,022	76,045
Non-controlling interest	(693)	(650)
Total equity	3,329	75,395
Total liabilities and equity	$7,779	$99,129
Commitments and Contingent Liabilities